EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM — (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

     TORONTO, Ontario (April 23, 2003) — Masonite International Corporation today announced its results for the first quarter ended March 31, 2003. Masonite International Corporation reports in U.S. dollars.

(All amounts in U.S. dollars)

First Quarter Highlights

☐	Earnings per share increases 23%
☐	Net Income increases 26%
☐	Sales increase 6% to $402.2 million
☐	EBITDA increases 9%
☐	EBITDA margin increases from 11.7% to 12.1%
☐	EBIT increases 9%
☐	EBIT margin increases from 8.8% to 9.1%

Unaudited Financial Summary
(in millions of dollars except share and per share amounts)

	Q1/03	Q1/02	Increase

Reported
SALES	$402.2	$380.6	6%
EBITDA	$48.5	$44.7	9%
EBIT	$36.7	$33.6	9%
NET INCOME	$20.3	$16.1	26%
EPS	$0.38	$0.31	23%
DILUTED EPS	$0.37	$0.30	23%
AVERAGE SHARES (000’s)	53,507	51,412

     Sales for the three month period ended March 31, 2003 were $402.2 million, a 6% increase over the $380.6 million reported in the same period in 2002. Net income for the three month period was $20.3 million, a 26% increase over the $16.1 million reported in the same period in 2002. Earnings per share were $0.38 for the three month period, a 23% increase over the $0.31 per share in the same period in the prior year.

     Sales and earnings in the quarter were affected by severe winter weather in comparison to the mild winter conditions in the first quarter last year. The harsh winter, the war in Iraq and higher fuel costs are among the factors that contributed to a slowing of demand in January and February. As a result, both new construction and home improvement markets were affected. The variation in the pace of sales and production during these months and the overall product mix also adversely affected the first quarter results. The rate of sales increased significantly in March indicating that the weakness in demand was temporary and that activity had been delayed rather than cancelled.

     Higher margins at the gross profit, EBITDA and EBIT levels were achieved in the first quarter this year compared to the first quarter of 2002. Segment operating income in North America increased to 11.2% of sales in the first quarter this year compared to 10.6% in the same period in the prior year. In Europe, segment operating income increased to 10.0% of sales in the first quarter this year compared to 9.8% in the same period in the prior year.

     Philip S. Orsino, President and Chief Executive Officer stated “We are pleased with the overall results achieved in the first quarter despite its challenges. Sales for the quarter were below our expectations, however the operating performance improved significantly. At this time, as a result of the 23% increase in earnings per share, we expect, as previously stated, that the annual results for 2003 will be in line with analysts’ expectations of earnings per share of $1.80 to $2.00 or in the range of 11% to 23% higher than 2002.”

     Working capital increased in the first quarter primarily as a result of accounts receivable increasing by $45 million from year end. The surge in receivables was in March and is a direct result of the significant increase in sales activity for the month. A substantial increase in cash flow in April is anticipated as these balances are collected.

     Mr. Orsino also stated, “The Company’s primary objectives are to increase sales organically, continue to improve operating margins, continue to effectively manage capital expenditures and maximize free cash flow to reduce debt.”

     Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

     This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

For more information contact:

Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$402,217	$380,571
Cost of goods sold	312,689	301,471

	89,528	79,100
Selling, general and administration	41,012	34,450

Income before undernoted	48,516	44,650
Depreciation and amortization	11,768	11,011

Income before interest and income taxes	36,748	33,639
Interest	8,867	11,516

	27,881	22,123
Income taxes	6,995	5,067

	20,886	17,056
Non-controlling interest	542	944

Net income	20,344	16,112

Retained earnings, beginning of period	295,854	206,311

Retained earnings, end of period	$316,198	$222,423

Earnings per share	$0.38	$0.31

Diluted earnings per share	$0.37	$0.30

4

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31	December 31
	2003	2002

ASSETS
Cash	$26,986	$47,644
Accounts receivable	243,233	197,927
Inventories	306,206	293,878
Prepaid expenses	16,603	11,289
Current future income taxes	32,398	32,768

	625,426	583,506

Property, plant and equipment	715,778	711,601
Goodwill	125,193	124,001
Other assets	38,692	36,569
Long-term future income taxes	5,323	7,114

	884,986	879,285

	$1,510,412	$1,462,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$4,437	$3,830
Accounts payable and accrued liabilities	238,758	241,292
Income taxes payable	2,837	4,671
Current portion of long-term debt	35,730	35,582

	281,762	285,375
Long-term debt	512,709	498,000
Non-controlling interest	30,298	28,231
Long-term future income taxes	101,297	98,744

	926,066	910,350

Share capital	257,966	257,325
Retained earnings	316,198	295,854
Cumulative translation adjustments	10,182	(738)

	584,346	552,441

	$1,510,412	$1,462,791

5

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$20,344	$16,112
Depreciation and amortization	11,768	11,011
Accretion of interest	—	3,360
Non-controlling interest	542	944
Cash reinvested in working capital and other	(63,843)	(24,727)

	(31,189)	6,700

Cash provided by (used in) investing activities
Proceeds from sale of assets	234	100,009
Additions to property, plant and equipment	(8,219)	(8,214)
Other investing activities	(585)	(8,351)

	(8,570)	83,444

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	641	1,886
Increase (decrease) in bank and other indebtedness	607	(101,068)
Net issue (repayment) of long-term debt	14,707	(1,129)

	15,955	(100,311)

Net foreign currency translation adjustment	3,146	(810)

Decrease in cash	(20,658)	(10,977)
Cash, beginning of period	47,644	40,611

Cash, end of period	$26,986	$29,634

6

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$330,979	$317,155
Europe	71,238	63,416

	$402,217	$380,571

Segment operating income
North America	$36,929	$33,683
Europe	7,132	6,236

	44,061	39,919

Expenses
General	7,313	6,280
Interest	8,867	11,516
Income taxes	6,995	5,067
Non-controlling interest	542	944

	23,717	23,807

Net Income	$20,344	$16,112

Product Line Segment Data
Sales:
Interior products	$283,578	$261,055
Exterior products	118,639	119,516

	$402,217	$380,571

7